

July 11, 2012

<u>Via E-mail</u>
Min Li
Chief Financial Officer
Gulf Resources, Inc.
99 Wenchang Road, Cheming Industrial Park,
Shouguang City
Shandong, China F4 262714

      Re: **Gulf Resources, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed March 16, 2011
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed March 15, 2012
             File No. 1-34499

Dear Mr. Li:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Terence O'Brien

                              Terence O'Brien
                              Accounting Branch Chief